CORRESP for the Correct SEC letter on September 2, 2016 of the Registration Satement on Form S-1

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

September 7, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     Michael Killoy
     Jim Lopez
     John Reynolds
     Brain McAllister
     Rufus Decker

Re: Landbay Inc
    Registration Statement on Form S-1
    Filed August 18, 2016
    File No. 333-210916

The follow contents are in response to the Correct SEC letter on September, 2016 for the Registration Satement on Form S-1/A:

Plan of Distribution, page 8

1. We note your statement that "Landbay, Inc will purchase 93,000,000,000 shares of LandbayInc by cash or properties." Please advise us if LarisonInc (not Landbay, Inc.) will purchase from Landbay. Revise the prospectus to clearly indicate the amount you intend to sell to the public and the amount you intend to have purchased by an affiliate. Additionally, please identify the properties that will be received, clarify how they will be valued and explain if you plan to accept other than cash from all potential investors. We may have further comment.

Larison Inc will purchase 93,000,000,000 shares of Landbay Inc by cash.

We intend to sell about 6,900,000,000 shares of Landbay Inc to the public. The amount that we intend to have purchased by an affiliate will be about 93,000,000,000 shares of Landbay Inc.

Larison Inc and any potential investors must pay cash to purchase shares of Landbay Inc. Any other type properties won't be accepted when Larison Inc and any potential investors will purchase shares of Landbay Inc.

Please see the amended contents of the Plan Distribution 2 in page 8 of the Form S-1/A in September 6, 2016.

Description of Business, page 9

2. We note your response to comment 9 and the statement that Mr. Xie is the 100% owner throughout the registration statement. If the 99.9 billion shares are authorized but not yet outstanding it is unclear why you say he is the 100% owner. Please advise if he is the incorporator under New York law.

Wanjun Xie is the incorporator of Landbay Inc under New York law.

Financial Statement, page 11

3. Please update to include financial statements and related footnotes for the interim period ended June 30, 2016. See Rule 8-08 of Regulation S-X. Please also update your other financial related information throughout your filing, as applicable.

Please see the amended contents of the Financial Statement (1) in page 11 of the Form S-1/A in September 6, 2016.

We have updated our other financial related information throughout our filing.

Management's Discussion and Analysis or Plan of Operation, page 13

4. Please update to also include a discussion of the three-month interim period ended June 30, 2016. See Item 303(b) of Regulation S-K.

Please see the amended contents of the Management's Discussion and Analysis or Plan of Operation in page 14 of the Form S-1/A in September 6, 2016.

Directors, Executive Officers, Promoters and Control Persons, page 17

5. Please disclose your promoter's experience with other filers, including filers that have and have not become qualified or effective. In this regard, we note AchisonInc, file number 333-211051. Revise to disclose conflicts of interest associated with running multiple businesses in the same industry.

Our promoter's experience with other filers:

(1). Achison Inc
CIK: 0001672571
File number: 333-211051

(2). Lemont Inc
CIK: 0001671216
File number: 024-10437

(3). Linton Inc
CIK: 0001667790
File number: 333-209839

There aren't and won't have any business between any two companies of all these companies, so there aren't and won't have any conflicts of interest associated with running multiple businesses in the same industry.

Plan of Distribution, page 8

Exhibits and Financial Statement Schedules, page 18

6. We read your response to comment 14. The information filed under Exhibit 23 is not a consent. A consent from your independent registered public accounting firm states, if true, that the auditor consents to the use of their auditor's report, and other references to the auditor, in this registration statement. It is also signed and currently dated by the auditor. Please include this consent as Exhibit 23 to the next amendment of your Form S-1. See Item 601(b)(23) of Regulation S-K.

Please see the amended contents of the Exhibits and Financial Statement Schedules in page 19 of the Form S-1/A in September 6, 2016.

Undertakings, page 18

7. We reissue comment 13. Please revise to provide the undertaking required by Item 512(h) of Regulation S-K or advise us why the undertaking is not required.

We don't request for acceleration of effective date, and the registration statement isn't filed on Form S-3, Form F-3 and Form S-8, so the undertaking is not required.

Please see the amended contents of the Undertakings in page 19 of the Form S-1/A in September 6, 2016.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: September 7, 2016